

Nasdaq Regulation Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

July 2, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 2, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Eos Energy Enterprises, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Rights to Purchase Units, each Unit consisting of one share of Common Stock

and 0.4388 of a Warrant

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC, 805 King Farm Boulevard, Rockville, MD 20850